SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 UNDER THE SECURITIES ACT OF 1934 ___________
(Amendment No. 1)*

EDWARDS GROUP LIMITED
(Name of Issuer)

Ordinary Shares, par value £0.002 per share
(Title of Class of Securities)

281736108**
(CUSIP number)

December 31, 20131
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP applies to the American Depository Shares, or ADSs, of the Issuer.  Each ADS represents one Ordinary Share.  No CUSIP has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1
1 This report also reflects ownership information as of January 10, 2014.

CUSIP No.	281736108	13G	Page 2 of 17 Pages

1			NAME OF REPORTING PERSON CCMP Capital Investors II (AV-3), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	41,985,026* (as of 12/31/2013); 0* (as of 1/10/2014)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	41,985,026* (as of 12/31/2013); 0* (as of 1/10/2014)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		41,985,026* (as of 12/31/2013); 0* (as of 1/10/2014)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.2%* (as of 12/31/2013); 0%* (as of 1/10/2014)
12			TYPE OF REPORTING PERSON (See Instructions) PN

* See Item 4 on page 12.

CUSIP No.	281736108	13G	Page 3 of 17 Pages

1			NAME OF REPORTING PERSON CCMP Capital Investors (Cayman) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	5,596,056* (as of 12/31/2013); 0* (as of 1/10/2014)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	5,596,056* (as of 12/31/2013); 0* (as of 1/10/2014)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,596,056* (as of 12/31/2013); 0* (as of 1/10/2014)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%* (as of 12/31/2013); 0%* as of 1/10/2014)
12			TYPE OF REPORTING PERSON (See Instructions) PN

* See Item 4 on page 12.

CUSIP No.	281736108	13G	Page 4 of 17 Pages

1			NAME OF REPORTING PERSON CCMP Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	47,581,082* (as of 12/31/2013); 0*(as of 1/10/2014)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,581,082* (as of 12/31/2013); 0*(as of 1/10/2014)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.2%* (as of 12/31/2013); 0% (as of 1/10/2014)
12			TYPE OF REPORTING PERSON (See Instructions) PN

* See Item 4 on page 12.

CUSIP No.	281736108	13G	Page 5 of 17 Pages

1			NAME OF REPORTING PERSON CCMP Capital Associates GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	47,581,082* (as of 12/31/2013); 0* ( as of 1/10/2014)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	47,581,082* (as of 12/31/2013); 0* ( as of 1/10/2014)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,581,082* (as of 12/31/2013); 0* ( as of 1/10/2014)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.2%* (as of 12/31/2013); 0%* (as of 1/10/2014)
12			TYPE OF REPORTING PERSON (See Instructions) OO

* See Item 4 on page 12.

CUSIP No.	281736108	13G	Page 6 of 17 Pages

1			NAME OF REPORTING PERSON CCMP Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.2%* (as of 12/31/2013); 0%* (as of 1/10/2014)
12			TYPE OF REPORTING PERSON (See Instructions) OO

* See Item 4 on page 12.

CUSIP No.	281736108	13G	Page 7 of 17 Pages

1			NAME OF REPORTING PERSON Greg D. Brenneman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.2%* (as of 12/31/2013); 0%* as of 1/10/2014)
12			TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 4 on page 12.

CUSIP No.	281736108	13G	Page 8 of 17 Pages

1			NAME OF REPORTING PERSON Stephen Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		47,581,082* (as of 12/31/2013); 0* (as of 1/10/2014)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.2%* (as of 12/31/2013); 0* (as of 1/10/2014)
12			TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 4 on page 12.

ITEM 1(a) and (b).	NAME OF ISSUER; ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

This Amendment No. 1 to the statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to the ordinary shares, par value £0.002 per share (“Ordinary Shares”) underlying the ADSs, of Edwards Group Limited, a Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes (the “Issuer”).  The address of the principal executive offices of the Issuer is Manor Royal, Crawley, West Sussex, RH10 9LW.

ITEM 2(a).     NAME OF PERSON FILING.

This Schedule 13G is being filed by:

           (i) CCMP Capital Investors II (AV-3), L.P. (“CCMP Capital Investors”);

(ii) CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman” and together with CCMP Capital Investors, the “CCMP Capital Funds”);

(iii) CCMP Capital Associates, L.P. (“CCMP Capital Associates”);

(iv) CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”);

(v) CCMP Capital, LLC (“CCMP Capital”); and

(vi) Stephen Murray and Greg D. Brenneman (Messrs. Murray and Brenneman, together with the CCMP Capital Funds, CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital, the “Reporting Persons”), each in his capacity as a member of a CCMP Capital investment committee that makes voting and disposition decisions with respect to the Issuer’s Ordinary Shares beneficially owned by CCMP Capital.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2014, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which each have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 2(b).     ADDRESS OR PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

The principal business office of each of the Reporting Persons other than CCMP Capital Investors and CCMP Cayman is:

c/o CCMP Capital, LLC
245 Park Avenue
New York, NY 10167

The principal business office for CCMP Capital Investors and CCMP Cayman is:

c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town
Grand Cayman KY1-9005, Cayman Islands

ITEM 2(c).     CITIZENSHIP.

(i) CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital: Delaware;

(ii) CCMP Capital Investors and CCMP Cayman: Cayman Islands; and

(iii) Messrs. Murray and Brenneman: United States.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

Ordinary Shares, par value £0.002 per share

ITEM 2(e).     CUSIP NUMBER

281736108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX.

Not applicable.

ITEM 4.          OWNERSHIP

(a) Amount beneficially owned:

This Schedule 13G is being filed on behalf of the Reporting Persons. This Schedule 13G reflects ownership as of both December 31, 2013 and January 10, 2014.  As of December 31, 2013, the Reporting Persons may be deemed to beneficially own in the aggregate 47,581,082 shares of the Issuer’s Ordinary Shares underlying the ADSs, representing, in the aggregate, 42.2% of the Issuer's total Ordinary Shares outstanding.  As of January 10, 2014, the Reporting Persons beneficially own in the aggregate 0 shares of the Issuer’s Ordinary Shares underlying the ADSs.  The percentage of Ordinary Shares held by the Reporting Persons is based on 112,850,595 shares of the Issuer’s Ordinary Shares outstanding as of August 28, 2013, which includes Ordinary Shares underlying American Depository Shares of the Issuer that are outstanding, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on August 28, 2013.

On January 9, 2014, the Issuer was acquired by Atlas Copco AB through the merger of Varg Holding (a wholly-owned subsidiary of Atlas Copco) with and into the Issuer and, in connection therewith, such outstanding Ordinary Shares of the Issuer (including Ordinary Shares represented by ADSs) were converted into the right to receive US $9.25 in cash plus an additional cash payment of up to $1.25 per Ordinary Share under the terms of the merger agreement among such parties.

The general partner of each of the CCMP Capital Funds is CCMP Capital Associates.  The general partner of CCMP Capital Associates is CCMP Capital Associates GP.  CCMP Capital Associates GP is wholly owned by CCMP Capital.  CCMP Capital ultimately exercises voting and dispositive power of the securities held by the CCMP Capital Funds.  Voting and disposition decisions at CCMP Capital with respect to such securities are made by an investment committee, the members of which are Messrs. Murray and Brenneman.  As a consequence of being members of the CCMP Capital investment committee that makes voting and disposition decisions with respect to the reported securities, Messrs. Murray and Brenneman may be deemed, pursuant to Ruled 13d-3 under the Exchange Act, to beneficially own all 47,581,082 shares of the Issuer's Ordinary Shares held by the CCMP Capital Funds as of December 31, 2013.  Each of Messrs. Murray and Brenneman hereby disclaims any beneficial ownership of any securities held by the CCMP Capital Funds, except to the extent of their respective pecuniary interest therein.

(b) Percent of Class:

     The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.  The percentages represent the percentage of Ordinary Shares underlying the ADSs beneficially owned by the Reporting Persons.

(c) Number of Shares as to which such Person has:

      (i)           Sole power to vote or to direct the vote:  The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

     (ii)           Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.  See also Item 4(a) above.

    (iii)           Sole power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

     (iv)           Shared power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.  See also Item 4(a) above.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

CCMP Capital ultimately exercises voting and dispositive power of the securities held by the CCMP Capital Funds as of December 31, 2013.  Voting and disposition decisions at CCMP Capital with respect to such securities are made by an investment committee, the members of which are Messrs. Murray and Brenneman as of December 31, 2013. This section is not applicable as of January 10, 2014.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4(a).

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS

 Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           February 12, 2014

CCMP Capital Investors II (AV-3), L.P.

By: CCMP Capital Associates, L.P., its general partner

By: CCMP Capital Associates GP, LLC

/s/ Marc Unger
Name:	Marc Unger
Title:	Chief Operating Officer & Chief Financial Officer

CCMP Capital Investors (Cayman) II, L.P.

By: CCMP Capital Associates, L.P., its general partner

By: CCMP Capital Associates GP, LLC, its general partner

/s/ Marc Unger
Name:	Marc Unger
Title:	Chief Operating Officer & Chief Financial Officer

CCMP Capital Associates, L.P.,

By: CCMP Capital Associates GP, LLC, its general partner

/s/ Marc Unger
Name:	Marc Unger
Title:	Chief Operating Officer & Chief Financial Officer

CCMP Capital Associates GP, LLC

/s/ Marc Unger
Name:	Marc Unger
Title:	Chief Operating Officer & Chief Financial Officer

CCMP Capital, LLC

/s/ Marc Unger
Name:	Marc Unger
Title:	Chief Operating Officer & Chief Financial Officer

/s/ Greg D. Brenneman
Greg D. Brenneman

/s/ Stephen Murray
Stephen Murray

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.